

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Tie Li
Director and Chief Financial Officer
Leading Ideal Inc.
8th Floor, Block D, Building 8,
4th District of Wangjing East Garden,
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Leading Ideal Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted May 8, 2020**
> **CIK No. 1791706**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted on May 8, 2020

Favorable Government Policies Relating to NEVs in China
Government Subsidies for NEV Purchasers, page 133

1. We note your disclosure on page 20 that the MSRP of Li ONE is higher than the subsidy threshold. Please expand your disclosure here that the MSRP of Li ONE is higher than the subsidy threshold.

28. Subsequent Events, page F-129

2.   Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Z. Julie Gao